Dennis M. Myers, P.C. To Call Writer Directly: (312) 862-2232 dennis.myers@kirkland.com	300 North LaSalle Chicago, Illinois 60654 (312) 862-2000 www.kirkland.com	Facsimile: (312) 862-2200

August 22, 2014

Via EDGAR Submission and Overnight Delivery

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mara L. Ransom Jennifer Lopez Dietrich A. King Yolanda Guobadia William Thompson

	Re:	VWR Corporation Amendment No. 2 to Registration Statement on Form S-1 (File No. 333-196996) originally filed on June 24, 2014

Ladies and Gentlemen:

Pursuant to the requirements of the Securities Act of 1933, as amended (the “Securities Act”), and Regulation S-T thereunder, VWR Corporation, a Delaware corporation (the “Company”), has filed with the Securities and Exchange Commission (the “SEC”), an Amendment No. 2 to its Registration Statement on Form S-1 (the “Amendment”), which amends the Registration Statement as filed with the SEC on August 1, 2014.

On behalf of the Company, we are writing to respond to the comments raised in the letter to the Company, dated August 14, 2014, from the staff of the SEC (the “Staff”). The Company’s responses below correspond to the captions and numbers of those comments (which are reproduced below in italics). For your convenience, paper copies of the Amendment will be delivered to each member of the Staff referenced above, and those copies will be marked to show changes from Amendment No. 1 to the Registration Statement filed with the SEC on August 1, 2014. Where applicable, we have also referenced in the Company’s responses set forth below the appropriate page number of the revised prospectus contained in the Amendment (the “Prospectus”) that addresses the Staff’s comment. Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in the Prospectus.

Beijing  Hong Kong  Houston  London  Los Angeles  Munich  New  York  Palo Alto  San Francisco  Shanghai  Washington, D.C.

Securities and Exchange Commission

August 22, 2014

Risk Factors, page 18

1.	We note disclosure on page 163 that you have included an exclusive forum selection provision in your Amended and Restated Certificate of Incorporation, which will become effective upon the closing of this offering. Please add a risk factor addressing the risks to stockholders resulting from this provision or tell us, if true, why you believe this provision does not create any material risks for stockholders.

Response: In response to the Staff’s comment, the Company has modified the risk factor regarding the forum selection provision of its Amended and Restated Certificate of Incorporation appearing on page 36 of the Prospectus to read as follows:

“Our amended and restated certificate of incorporation will designate the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

Our amended and restated certificate of incorporation will require, to the fullest extent permitted by law, that (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to us or our stockholders, (iii) any action asserting a claim against us arising pursuant to any provision of the General Corporation Law of the State of Delaware (the “DGCL”), our certificate of incorporation or our by-laws or (iv) any other action asserting a claim against us that is governed by the internal affairs doctrine may, in each case, be brought only in the Court of Chancery in the State of Delaware and if brought outside of Delaware, the stockholder bringing the suit will be deemed to have consented to service of process on such stockholder’s counsel. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock shall be deemed to have notice of and to have consented to the provisions of our amended and restated certificate of incorporation described above. This choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage such lawsuits against us and our directors, officers and employees. Alternatively, if a court were to find these provisions of our amended and restated certificate of incorporation inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business and financial condition.”

The Company has also added disclosure to page 165 of the Prospectus cross referencing the above risk factor.

Securities and Exchange Commission

August 22, 2014

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 56

Critical Accounting Policies and Estimates, page 83

2.	We reviewed your response to comment 15 in our letter dated July 24, 2014 and the revisions to your disclosure. We note your disclosure that changes in estimates and assumptions related to accounts receivable and reserves, inventory obsolescence, rebates from suppliers and agreements with customers could materially affect your consolidated results of operations. Please quantify the impact of these estimates on your results of operations or the potential impact of changes in the assumptions.

Response: In response to the Staff’s comment, the Company has added disclosure on pages 87 to 88 of the Prospectus clarifying the absence of a material impact from reasonably likely changes related to accounts receivable and reserves, inventory obsolescence, rebates from suppliers and agreements with customers.

With respect to “Critical Accounting Policies and Estimates—Accounts Receivable and Reserves,” the Company has revised its disclosure in the Prospectus as follows:

“Management believes that the accounting estimate related to the allowance for doubtful accounts is a critical accounting estimate because the underlying assumptions used for the allowance can change from time to time. Although uncollectible accounts could potentially have a material impact on our consolidated results of operations, management is not currently aware of any reasonably likely changes to its estimates and assumptions that would have a material effect on the Company’s consolidated financial statements.”

With respect to “Critical Accounting Policies and Estimates—Inventories,” the Company has revised its disclosure in the Prospectus as follows:

“Management believes that the accounting estimate related to inventory obsolescence is a critical accounting estimate because supply and demand levels for the products we distribute can be variable. Although changes in our reserve for inventory obsolescence could materially affect our consolidated results of operations, management is not currently aware of any reasonably likely changes to its estimates and assumptions that would have a material effect on the Company’s consolidated financial statements.”

With respect to “Critical Accounting Policies and Estimates—Rebates from Suppliers,” the Company has revised its disclosure in the Prospectus as follows:

“Management believes that its accounting estimate related to supplier rebates is a critical accounting estimate because the achievement of targets is dependent on many factors. Although changes in the amount of income recognized from supplier rebate programs could materially affect our consolidated results of operations, management is not currently aware of any reasonably likely changes to its estimates and assumptions that would have a material effect on the Company’s consolidated financial statements.”

Securities and Exchange Commission

August 22, 2014

With respect to “Critical Accounting Policies and Estimates—Agreements with Customers,” the Company has revised its disclosure to the Prospectus as follows:

“Management believes that its accounting estimate related to customer agreements is a critical accounting estimate because the provisions underlying such contracts can be complex and varied. Although changes in these estimates could materially affect our consolidated results of operations, management is not currently aware of any reasonably likely changes to its estimates and assumptions that would have a material effect on its consolidated financial statements.”

The Company advises the Staff that in reaching the above conclusions that reasonably likely changes in estimates and assumptions are not expected to be material, it considered both qualitative and quantitative factors. Management of the Company has a long history in setting the underlying estimates and assumptions, including experience gained by managing through a variety of business and economic cycles. With respect to our reserve for uncollectible accounts, such reserve as a percentage of gross trade receivables typically approximates between 2.0% and 2.5% and so a 25 basis point change in the absolute reserve would only result in an adjustment of approximately $1.6 million as of June 30, 2014. With respect to our reserves against inventories, such aggregate reserves as a percentage of gross inventory typically approximate between 10% and 11% and so a 50 basis point change in the absolute reserve would only result in an adjustment of approximately $2.3 million as of June 30, 2014. With respect to accounting for rebates from suppliers and agreements with customers, the Company advises the Staff that the uncertainty of our estimates in these areas are significantly reduced as of the end of each year as most relevant agreements are based on a calendar year and, therefore, are not subject to significant estimates and assumptions at year end. With respect to our rebates from suppliers, a 5% change in the receivable balance would only result in an adjustment of approximately $0.6 million as of June 30, 2014. With respect to our agreements with customers, a 5% change in the payable balance would only result in an adjustment of approximately $0.7 million as of June 30, 2014. In summary, management’s experience in setting these estimates and assumptions, coupled with a lack of material variability in these reserves over recent cycles and the relatively immaterial sensitivities and qualitative factors discussed herein, form the basis for our assertion that reasonably likely changes would not have a material effect on our consolidated financial statements.

Consolidated Financial Statements, page F-1

Unaudited Interim Condensed Consolidated Financial Statements, page F-2

3.	Please update the interim financial statements and related financial information throughout the prospectus. Refer to Rule 3-12(a) of Regulation S-X.

Securities and Exchange Commission

August 22, 2014

Response: The Company advises the Staff that it has updated, in accordance with the requirements of Rule 3-12 of Regulation S-X under the Securities Act, the interim financial statements and related financial information throughout the Prospectus to reflect the three and six-month periods ended June 30, 2014.

Annual Consolidated Financial Statements

Notes to Consolidated Financial Statements, page F-24

(5) Acquisitions, page F-30

4.	We reviewed your response to comment 24 in our letter dated July 24, 2014. Please confirm to us that you did not incur any acquisition-related costs in connection with the business combinations consummated during the past three years. In addition, please tell us whether you incurred any professional fees in connection with the business combinations and if so how you accounted for such costs.

Response: The Company advises the Staff that it did incur acquisition-related costs, including the cost of maintaining an internal acquisitions department and third-party professional fees, in connection with the business combinations consummated during the three years ended December 31, 2013, although such costs were not material to any individual acquisition or in the aggregate. Acquisition-related costs are expensed as incurred and classified in selling, general and administrative expenses in the consolidated statements of operations. There were no issuances of debt or equity securities in connection with the business combinations consummated during the past three years.

The Company incurred aggregate professional fees in connection with business combinations, including successful, failed and or pending acquisitions of $2.2 million, $3.3 million and $2.0 million in the years ended December 31, 2013, 2012 and 2011, respectively.

(10) Debt, page F-36

5.	We reviewed your response to comment 26 in our letter dated July 24, 2014 and the revisions to your disclosure. Please disclose the amount of restricted net assets of consolidated subsidiaries at the end of the most recently completed fiscal year. Please refer to paragraph (e)(3)(ii) of Regulation S-X.

Response: In response to the Staff’s comment, the Company has added the following disclosure to page F-69 of the Prospectus, disclosing the amount of restricted net assets of its consolidated subsidiaries at the end of fiscal 2013:

“As of December 31, 2013, approximately $425.8 million of the Company’s consolidated net assets, which exclude total redeemable equity, were held at VWR Funding, Inc. or its subsidiaries. Such net assets are restricted from being transferred to the Company in the form of loans, advances or cash dividends except as permitted pursuant to the Loan Agreements.”

Securities and Exchange Commission

August 22, 2014

(13) Share-Based Compensation Related to Parent, page F-49

6.	We reviewed your response to comment 27 in our letter dated July 24, 2014. Please tell us how you determined the fair value of Holdings’ equity units purchased by management investors and used in the valuation of unit-based awards of incentive units, including a description of the methods and significant factors and assumptions used in estimating the fair value of the units for each grant date. For example, please tell us whether you performed contemporaneous or retrospective valuations and the valuation methodologies used, such as the market approach and/or income approach, and the key assumptions, such as discount rates and growth rates, used in estimating the fair value of the units at each grant date.

Response: The Company advises the Staff that in contemporaneously estimating the grant date fair value of Holdings’ equity units, either purchased by or granted to management investors, it has first prepared a total company valuation that is wholly consistent with the reporting unit valuation methodology and key assumptions disclosed on pages 86 to 87 of the Prospectus under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates—Goodwill and Intangible Assets.” In summary, the Company uses both an income approach (a discounted cash flow technique) and a market approach (a market multiple technique), with equal weight given to each approach, to determine the overall business enterprise value on the date of grant. These valuation methods require management to make a variety of important assumptions, including, but not limited to, assumptions relating to future profitability, cash flows, discount rates, as well as valuation multiples derived from comparable publicly traded companies that are applied to operating performance of the Company.

After determining the overall business enterprise value, the fair value of cash is added and the fair value of debt and preferred equity securities are subtracted to arrive at the fair value of total common equity. Our estimation of the fair value of cash and debt is consistent with our disclosures on page F-44 of the Prospectus under the heading “Financial Instruments and Fair Value Measurements-(a) Assets and Liabilities for which Fair Value is Disclosed.”

Our estimation of the fair value of preferred equity securities requires an analysis of publicly traded fixed income securities with similar characteristics to determine a market-based yield.

The total common equity value is then input into an option pricing model to allocate the value among the various layers of equity securities outstanding. The key assumptions used in our option pricing model for each grant, including the expected term, volatility and risk free rate, have each been disclosed on pages F-50 to F-53 of the Prospectus.

Securities and Exchange Commission

August 22, 2014

The Company advises the Staff that it routinely engages the services of a third-party valuation firm to assist in estimating the grant date fair value of share-based awards, including the determination of the business enterprise value, the fair value of cash, debt and preferred equity securities and the appropriate inputs to the option pricing model.

7.	Please disclose the number of incentive units granted to management investors pursuant to the agreements entered into on March 30, 2012, December 12, 2012 and December 16, 2013. In addition, please tell us the fair value of the securities underlying the incentive units at each grant date.

Response: In response to the Staff’s comment, the Company has added disclosure to pages F-51 through F-53 of the Prospectus.

With respect to the Series 1 Class B Incentive Units granted on March 30, 2012, the Company has revised its disclosure in the Prospectus as follows:

“On March 30, 2012, Holdings entered into agreements to grant 204,436 performance-based Incentive Units (the “Series 1 Class B Common Units”) to certain of the Management Investors.”

With respect to the Series 2 Class B Incentive Units granted on December 31, 2012, the Company has revised its disclosure in the Prospectus as follows:

“On December 31, 2012, Holdings entered into agreements to grant 121,934 time-based Incentive Units (the “Series 2 Class B Common Units”) to certain of the Management Investors.”

With respect to the Series 2 Class B Incentive Units granted on December 16, 2013, the Company has revised its disclosure in the Prospectus as follows:

“On December 16, 2013, Holdings entered into agreements to grant an additional 265,910 Series 2 Class B Common Units to certain of the Management Investors.”

The Company advises the Staff that the estimated fair value of the securities underlying the incentive units at each grant date is as follows:

Incentive Unit	Grant Date	Estimated Fair Value
Series 1 Class B Common	March 30, 2012	$0.78 / unit
Series 2 Class B Common	December 31, 2012	$0.06 / unit
Series 2 Class B Common	December 16, 2013	$1.30 / unit

The Company refers the Staff to our response to comment #6 above for a more complete discussion of the determination of the fair value of the incentive units.

Securities and Exchange Commission

August 22, 2014

8.	We reviewed your response to comment 28 in our letter dated July 24, 2014. You state in your response that the estimated fair value of the modified award was zero because the participation threshold applicable to the Series 1 Class B Incentive Units exceeded the grant date fair value of the Series 1 Class B Incentive Units before the application of the participation threshold. Please explain to us what the participation threshold represents and how it is applied.

Response: In response to the Staff’s comment, the Company refers the Staff to the following disclosure relative to the participation threshold mechanism on page F-50 of the Prospectus:

“Class B Incentive Units represent a right to a fractional portion of the profits and distributions of Holdings in excess of a “participation threshold” that is set at the value of a Common Unit of Holdings on the date of grant calculated in accordance with the provisions of the Holdings’ Securityholders Agreement, subject to certain adjustments.”

The Company advises the Staff that the value of a Class A Common Unit of Holdings, calculated in accordance with the Securityholders Agreement, on the original grant date of the Series 1 Class B Incentive Units, on March 30, 2012, was $7.48. Accordingly, each Series 1 Class B Incentive Unit was assigned a $7.48 participation threshold. In the event of a redemption of Series 1 Class B Incentive Units, the holder of each such vested unit would not begin to “participate” in cash payouts until every other unit of common ownership would first receive $7.48. As the estimated fair value of an individual Class A Common Unit was determined to be less than $7.48 on the modification date, or February 25, 2014, we concluded the Series 1 Class B Incentive Units had no compensation value per ASC 718.

(21) Segment Financial Information, page F-65

9.	We reviewed your response to comment 33 in our letter dated July 24, 2014. Please disclose that it is impracticable to provide net sales from each group of similar products pursuant to ASC 280-10-50-40.

Response: In response to the Staff’s comment, we have added disclosure to page F-68 of the Prospectus as follows:

“We determined that providing the amount of revenues from external customers for each group of similar products and services would be impracticable.”

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Securities and Exchange Commission

August 22, 2014

We hope that the foregoing has been responsive to the Staff’s comments. Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (312) 862-2232 or, in my absence, Robert E. Goedert at (312) 862-7317.

Sincerely,

/s/ Dennis M. Myers, P.C.

Dennis M. Myers, P.C.

cc:	Manuel Brocke-Benz
George Van Kula

VWR Corporation